SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC
NOTIFICATION OF CHANGE IN DIRECTOR'S DETAILS

Ryanair Holdings plc announces that it has been advised that the ordinary shares of Hostelworld Group plc have been admitted to the premium listing segment of the Official List of the Financial Conduct Authority and the secondary listing segment of the Official List of the Irish Stock Exchange and to trading on the main market for listed securities of the London Stock Exchange and the Irish Stock Exchange's Main Securities Market.

Mr Michael Cawley, non-executive director of Ryanair Holdings plc, is a non-executive director of Hostelworld Group plc.

This notification is made pursuant to Listing Rule 6.6.8(2) of the Listing Rules of the Irish Stock Exchange and Listing Rule 9.6.14(2) of the Listing Rules of the UK Listing Authority.

For further information please contact:

Robin Kiely                             Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451 949             Tel: +353-1-6789 333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02, November, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary